United States securities and exchange commission logo





                            June 4, 2020

       Qiaoling Lu
       Chief Executive Officer
       Sentage Holdings Inc.
       501, Platinum Tower, 233 Taicang Rd, HuangPu
       Shanghai City the PRC

                                                        Re: Sentage Holdings
Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on May 8,
2020
                                                            CIK No. 0001810467

       Dear Ms. Lu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form F-1 DRS submitted May 8, 2020

       Prospectus Summary, page 1

   1. We note that you are only managing the repayment and collection of loans that borrowers had obtained from
individual investors through your offline loan recommendation business, which you had
operated until the end of 2017, and that since the end of 2017 you have not charged
any new fees for loan repayment and collection
                                                        management. Consistent
with your disclosure on page 59, disclose here that you have not provided any
intermediary services for any new investors due to changes in related governing regulations
in China. Please also expand your disclosure on page 59 to identify and discuss in detail
the applicable regulations that impacted your business.
 Qiaoling Lu
FirstName LastNameQiaoling Lu
Sentage Holdings Inc.
Comapany NameSentage Holdings Inc.
June 4, 2020
Page 2
June 4, 2020 Page 2
FirstName LastName
2. Consistent with your disclosure on page 64, please disclose in the prospectus summary the percentage of your operating revenue derived from your three business lines for the fiscal year ended 2019. Please also highlight in the prospectus summary that 91.3% of your
         2019 revenue was derived from the consumer loan repayment and collection management services under engagements that will be completed by the middle of 2020. Also, consistent with your disclosure on page 61, clarify in the prospectus summary that you have not secured a new source of revenue to replace the loss of your current engagements. Please also include risk factor disclosure related to exiting your initial line of business, as applicable.
3. We note that the revenue generated from your payment services consisted of technology consulting and support fees. Consistent with your disclosure on page 60, please disclose here that you have not issued any prepaid cards for your potential customers yet. Please also reconcile this with disclosure in this section that appears to indicate you have issued prepaid cards, such as the disclosure that your "merchant customers choose us because we are a licensed prepaid card issuer capable of offering multipurpose prepaid cards and a licensed payment service provider." In addition, consistent with your disclosure on page
         64, clarify here that the number of customers for your prepaid network payment business was two for the fiscal year ended 2019.
Risk Factors, page 10

4. We note your disclosure on page 7 that you elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the
         JOBS Act. Please revise to include a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosure.
5. Please also address in the risk factors any potential difficulties with the ability of U.S.
         regulators to conduct investigations, inspections, or collection of evidence within the
         PRC.
Use of Proceeds, page 51

6. Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. Refer to Item 3.C.1 of Form 20-F.
Corporate History and Structure, page 55

7. Please include a separate paragraph for each entity listed in the diagram with the exception of the holders of the equity interest in Sentage Holdings, Inc. In each paragraph disclose:
           the date formed and its business purpose;
 Qiaoling Lu
FirstName LastNameQiaoling Lu
Sentage Holdings Inc.
Comapany NameSentage Holdings Inc.
June 4, 2020
Page 3
June 4, 2020 Page 3
FirstName LastName
              the amount of assets and equity at December 31, 2019;
              the number of employees at the same date;
              the revenues earned and profit/loss for the year ended December 31, 2019; and, how such revenues were earned and the fee structure in place at December 31, 2019.
Key Financial Performance Indicators, page 64

8. Please revise your disclosure to state, if true, that data related to the number of service agreements under your consumer loan repayment and collection management business is as of the beginning of the period (i.e., January 1, 2018 and 2019).
Industry   Loan Recommendation Business Model, page 81

9. We note your disclosure on pages 2, 81, 89, 93 and 107 that as of the date of the prospectus, you deliver value in the form of delinquency rate of zero percent and that mortgage loans granted to borrowers recommended by the Company achieved a default rate of zero percent as opposed to an industry average of approximately 3% for similar loans. Considering you did not begin offering loan recommendation services until June
         2019, it appears the loans recommended by the Company could be less seasoned than those captured in the industry average. Please enhance your disclosures to address this potential issue of comparability with industry averages and the fact that the delinquency and loss rates associated with the loans recommended by the Company may increase in the future as the loans become more seasoned.
Continue to Invest in Technology, Focusing on Artificial Intelligence And Data Analytics, page
94

10. We note your plan to develop a mobile app. Please discuss in greater detail your plan regarding the development of a mobile app, including its intended purpose related to your products and services, the timeline of its development, and the anticipated costs to develop. Please also clarify if additional financing will be needed to develop this.
Maintain The Steady Growth of Our Loan Recommendation Business, page 95

11. You disclose that you have a signed memorandum of understanding with Jiangxi Finance
         Limited Group Co. Ltd., a state-owned asset management corporation. Please disclose the material terms and conditions of any relevant agreements, understandings or arrangements. If applicable, please also file the same as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K, or advise. Repayment and Collection Management Process, page 96

12. We note your disclosure on page 97 that the total amount to be repaid and collected increased from approximately $68.0 million at December 31, 2018 to approximately $74.4 million at December 31, 2019. Please revise to explain how the amount to be repaid and collected increased during FY 2019 despite the fact that you are only managing the
 Qiaoling Lu
Sentage Holdings Inc.
June 4, 2020
Page 4
         repayment and collection of loans that borrowers had obtained from individual investors which you operated until the end of 2017.
13. As a related matter, we note your disclosure on page 98 discussing the underlying reasons for the decrease in the total amount repaid and collected and yearly average repayment and collection rate for the 2019 fiscal year. Disclosure indicates that the decrease was due to the fact that you are only managing the repayment and collection of loans that borrowers had obtained from individual investors through your offline loan recommendation business, which you operated until the end of 2017, and the fact that your current loan servicing and collection management engagements will all be completed by the middle of 2020. Please revise your disclosure to elaborate on how these factors caused a decline in the amount repaid and collected and the yearly average repayment and collection rate, especially considering the fact that the total value of loans borrowers are obligated to repay investors increased during 2019.
Business Partners, page 107

14. We note that you provide loan recommendation services to a group of funding partners, have maintained partnership with two third-party referral partners, maintained long-term partnerships with several third-party appraisers, and use services provided by technology companies such as Tianyancha and Qichacha to access larger borrower databases. We also note your disclosure on page 23 that you rely on third-party service providers, such as borrower acquisition partners, data providers, and third-party collection agencies, to conduct your business, and enter into collaboration contracts with fixed terms with such service providers. Please tell us whether you are substantially dependent upon any existing agreements with these service partners, and if so revise to summarize the material terms of any such agreements. Please also clarify the use of the term "funding partners"
         throughout so as to clarify to whom these partners are providing funding to. In this regard, please clarify if the funding partners are providing funds to your business or providing loans to borrower applicants you recommend to the "funding partners." Our Customers, page 110

15. We note your disclosure that you have had three active payment service customers.
       Please clarify what you mean by "active" payment service customers, and if and how this differs from your prepaid card payment services. Also reconcile this with your disclosure on page 64 that you have two customers for your prepaid payment network business.
       Further, provide support for your disclosure that a majority of your customers were
FirstName LastNameQiaoling Lu
       established, large corporations, including large shopping malls, with the remaining
Comapany NameSentage Holdings Inc. size merchants, and that the diversity of your merchant customers being small-to-medium
June 4,customers underscores the usability and flexibility of your offerings.
        2020 Page 4
FirstName LastName
 Qiaoling Lu
FirstName LastNameQiaoling Lu
Sentage Holdings Inc.
Comapany NameSentage Holdings Inc.
June 4, 2020
Page 5
June 4, 2020 Page 5
FirstName LastName
Our Collaboration with NetsUnion, page 111

16. We note that you entered into a network access agreement with NetsUnion in July 2019.
         We also note from your risk factor on page 20 that you are dependent on NetsUnion, and any changes to its rules or practices could harm your prepaid payment network business. Please file this agreement as an exhibit to the registration statement, or advise.
         Refer to Item 601(b)(10) of Regulation S-K.
Lock-Up Agreements, page 159

17. Please briefly describe the "certain exceptions" to the lock-up agreements.
Notes to Consolidated Financial Statements
Note 2 Summary of Significant Accounting Policies
Restricted Cash, page F-11

18. We note your disclosure on page F-11 that in connection with the Company's newly launched prepaid payment network service business, the Company is required to make security deposit with PRC banks in order to issue prepaid gift and debit cards to customers. Please revise to include an enhanced discussion of the nature, terms and purpose of the security deposit, which is recorded as restricted cash. Revenue from consumer loan repayment and collection management services, page F-13

19. We note that your disclosure that loan repayment management fee is recognized when a specific borrower repays the principal and interests to an investor within the loan term and that once a specific loan is repaid the Company's obligation is satisfied. We also note your disclosure that collection management fee is recognized at early of either successful recovery of full or part of a delinquent loan or after 12 months from the time such loan becomes delinquent. Lastly, we note your disclosure that these fees are recognized over time when designated services are performed. Please refer to ASC 606-
         10-25-24 and revise your disclosure to clarify whether revenue is recognized at a point in time or over time and how you made that determination. In the event you recognize revenue at a point in time, please revise to include disclosures required by ASC 606-10-
         50-19. In the event you recognize revenue over time, please revise to include the disclosures required by ASC 606-10-50-18.
20. We note your disclosure on page F-13 that loan repayment management fee is recognized when a specific borrower repays the principal and interests to an investor within the loan term and that collection management fee is recognized at earlier of either successful recovery of full or part of a delinquent loan or after 12 months from the time such loan becomes delinquent. This disclosure appears to imply that you have identified two distinct services accounted for as separate performance obligations rather than one performance obligation with a single method of measuring progress. Please revise to clarify whether the loan repayment management fee and the collection management fee
 Qiaoling Lu
Sentage Holdings Inc.
June 4, 2020
Page 6
         are accounted for as separate performance obligations or as a single performance obligation. Refer to ASC 606-10-25-14 through 25-22.
21. As a related matter, we note your disclosure that pursuant to the service agreements, investors authorized the Company to monitor and manage the repayment and collection process of outstanding loans for a fixed service fee, which was paid upfront by investors.
         Please tell us the amount of the transaction price (upfront fee) allocated to each of the performance obligation(s) including significant judgements that influenced your allocation. Refer to ASC 606-10-32-28 through 32-41, ASC 606-10-50-17(b) and ASC
         606-10-50-20(c).
22. Please revise your disclosure to provide an enhanced discussion explaining how each performance obligation associated with consumer loan repayment and collection management services is satisfied and the effect that these factors have on the contract liability balance. In the event you recognize revenue over time, please disclose how you measure progress toward complete satisfaction of each of the performance obligations.
         Refer to ASC 606-10-50-9, ASC 606-10-50-10(e) and ASC 606-10-50-17.
Revenue recognition, page F-13

23. We note your disclosure on page F-13 that you early adopted ASC 606 using the modified retrospective approach. Please revise future filings to disclose when you adopted ASC
         606.
Revenue from services provided to borrower for loan recommendation, page F-14

24. We note from your disclosure on page 89 that you charge your referral partners a commission pursuant to a service agreement. Please revise to disclose your revenue recognition policy for these commissions along with the applicable disclosures required by ASC 606-10-50.
Note 13 Segment Reporting, page F-24

25. We note your disclosure that management of the Company concluded that it has only one reporting segment, which is followed by a table indicating the Company has three segments: consumer loan repayment and collection management; loan recommendation services; and prepaid network services. Please revise as necessary to clarify this discrepancy.
Item 7. Recent Sales of Unregistered Securities, page II-2
FirstName LastNameQiaoling Lu
26. Please disclose the exemption from registration claimed for these issuances and state
Comapany NameSentage Holdings to make the exemption available. Refer to Item 701 of briefly the facts relied upon Inc.
June 4,Regulation S-K.
        2020 Page 6
FirstName LastName
 Qiaoling Lu
FirstName LastNameQiaoling Lu
Sentage Holdings Inc.
Comapany NameSentage Holdings Inc.
June 4, 2020
June 4, 2020 Page 7
Page 7
FirstName LastName
Exhibit Index, page II-6

27. Please file executed copies, rather than or in addition to the "Form of" versions, of
         Exhibits 10.3 through 10.8 with your public filing and prior to requesting effectiveness.
General

28. We note that you appear to refer to clients or customers as investors throughout your registration statement. Please clearly disclose how these investors differ from shareholders, and consider identifying your clients or customers in a way that distinguishes them from current and future shareholders, or advise. You may contact William Schroeder at 202-551-3294 or Ben Phippen at
202-551-3697 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance